Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON MAY 3, 2018

- AND -

MANAGEMENT INFORMATION CIRCULAR

March 27, 2018

Table of Contents

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Toronto Region Board of Trade, First Canadian Place, Suite 350 – 77 Adelaide Street West, Toronto, Ontario M5X 1C1 on May 3, 2018 at 4:30 p.m. (Toronto time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	to receive the audited financial statements of the Corporation for the year ended December 31, 2017, together with the auditors’ report thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying management information circular dated March 27, 2018 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. (Toronto time) on May 1, 2018 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 4:30 p.m. (Toronto time) on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 27, 2018 are entitled to receive notice of the Meeting.

DATED as of the 27th day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

ONCOLYTICS BIOTECH INC.
210, 1167 Kensington Crescent NW
Calgary, Alberta T2N 1X7

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at March 27, 2018 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) to be used at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held at the Toronto Region Board of Trade, First Canadian Place, Suite 350 – 77 Adelaide Street West, Toronto, Ontario M5X 1C1 on May 3, 2018 at 4:30 p.m. (Toronto time), and at any adjournments or postponements thereof, for the purposes set forth in the Notice of Meeting accompanying this Circular (the “Notice of Meeting”) and in this Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Information Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.

APPOINTMENT OF PROXY HOLDERS

Dr. Matthew C. Coffey and Kirk J. Look (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who does not need to be a Shareholder) other than Dr. Matthew C. Coffey or Kirk J. Look to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out on the accompanying Instrument of Proxy and the Shareholder should insert the name of the Shareholder’s appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.

A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. (Toronto time) on May 1, 2018 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 4:30 p.m. (Toronto time) on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the adjourned Meeting.

REVOCABILITY OF PROXY

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her Common Shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

SIGNING OF PROXY

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR approval of: (i) the fixing of the number of directors at seven (7) for the ensuing year; (ii) the election of directors; (iii) the reappointment of the Corporation’s current auditors, at such remuneration as may be determined by the board of directors of the Corporation; and (iv) such other matters that may come before the Meeting, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is March 27, 2018 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than April 24, 2018, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares. As at March 27, 2018, there are 142,325,222 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.

Principal Holders of Common Shares

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is for Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction to vote shares directly at the Meeting, as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

BUSINESS OF THE MEETING

Item 1 - Consolidated Financial Statements and Auditors’ Report

The audited financial statements for the financial year ended December 31, 2017 of the Corporation together with the auditors’ report thereon have been delivered to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2017 financial statements, the questions may be brought forward at the Meeting.

Item 2 - Fixing Number of Directors of the Corporation

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently seven (7) directors. At the Meeting, Shareholders will vote, by ordinary resolution, to fix the number of directors of the Corporation at seven (7). Approval of the ordinary resolution in respect of this matter requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors at seven (7).

Item 3 - Election of Directors

At the Meeting, seven (7) directors are to be elected. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the election of each of the nominees specified below as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 27, 2018.

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Deborah M. Brown, B.Sc., M.B.A.(2)(3) Ontario, Canada Director since November 2, 2017	In addition to being a Management Consultant since 2014, Ms. Brown is currently the Managing Partner at Accelera CANADA, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the Canadian National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of Life Sciences Ontario, the Strategic Executive Advisory Council for Canadian Cancer Trials Group, and her local SPCA. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University's Kellogg School of Management.	Nil
Matthew C. Coffey, Ph.D. Alberta, Canada Director since May 11, 2011	A co-founder of the Company, Dr. Coffey has been the President and Chief Executive Officer of the Company since January 2017. Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey has held the positions of Interim President and Chief Executive Officer from November 2016 to January 2017. Chief Operating Officer of the Company since December 2008, Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.	288,550
Angela Holtham,(2)(3) MBA, FCPA, FCMA, ICD.D Ontario, Canada Director since June 18, 2014	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. Then in 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in many initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto and has completed the Institute of Corporate Directors Designation (ICD.D). Ms. Holtham holds a number of board and audit committee positions in both private and public sectors, including audit committee chair and director of Jamieson Wellness Inc.	30,000

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
J. Mark Lievonen(2)(4) CM, FCPA, FCA, LLD Ontario, Canada Director since April 5, 2004	Mr. Lievonen held the position of President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, from 1999 to 2016. He is a Director of Acerus Pharmeceuticals Corporation, Quest PharmaTech Inc., and the Gairdner Foundation. Mr. Lievonen has served on a number of industry and not-for-profit boards including as the chair of Rx&D (now Innovative Medicines Canada), BIOTECanada, and the Markham Stouffville Hospital Foundation, as Vice-Chair of the Ontario Institute for Cancer Research, as a Director of the Public Policy Forum, and as a Governor of York University Mr. Lievonen was appointed to the Order of Canada in 2015, named a Chevalier de l'Ordre National de Mérite by the government of France in 2007, and inducted into the Canadian Healthcare Marketing Hall of Fame in 2013.	23,000
Wayne Pisano, MBA(2)(3)(6) New Jersey, USA Director since May 9, 2013	Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He is credited with driving Sanofi Pasteur's leadership within the worldwide influenza market and capturing 50 percent of global sales. He also laid the foundation for the company's global pediatric vaccines strategy. During his tenure as CEO, Mr. Pisano bolstered the Sanofi Pasteur pipeline with the acquisitions of Acambis PLC, a bio-tech based in Boston in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio. Mr. Pisano is a Board director and Chairman of the compensation and Governance Committee for Immunovaccine; a biotech based in Halifax.	20,000
William G Rice, Ph.D.(4)(5) California, USA Director since June 8, 2015	Dr. Rice holds the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. Also, from 2003 to present, he has served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.	Nil

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Bernd R. Seizinger, M.D., Ph.D.(3)(5) New Jersey, USA and Munich, Germany Director since June 8, 2015	Dr. Seizinger is currently Chairman and/or Board member of a number of biotech companies in the U.S. and Europe, including: Oxford BioTherapeutics Ltd., CryptoMedicx Inc., Opsona Ltd., Aprea AB, and Vaccibody AS. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb in Princeton, NJ. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.	Nil

Notes:

(1)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(3)	Member of the Compensation Committee. Mr. Pisano is Chair of this Committee.
(4)	Member of the Governance Committee. Mr. Lievonen is Chair of this Committee.
(5)	Member of the Science and Technology Committee. Dr.'s Rice and Seizinger serve as Co-Chairs of this Committee.
(6)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Governance and Science and Technology Committees.

Majority Voting Policy

The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to: (i) accept the resignation; (ii) maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or (iii) reject the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director or executive officer of any company that, while acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the above proposed directors have, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties and Sanctions

None of the above proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

Item 4 - Appointment and Remuneration of the Auditors

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of four outside, independent directors, Dr. Seizinger, Ms. Holtham, Ms. Brown, and Mr. Pisano, the Chair of the Board. Mr. Pisano is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. In 2017, the Compensation Committee engaged Radford, An Aon Hewitt Company as a specialist consultant to assist with the benchmarking of officer compensation for 2018.

Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.

Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.

For 2017, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.

Annual Bonus, Option Grants and Share Award Grants

For 2017, the Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Financial Officer and the Chief Medical Officer are each eligible for a cash bonus of up to 35% of his base salary and the other senior officers are eligible for a cash bonus of up to 15 to 25% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.

For 2018, similar guidelines are expected to be applied except the cash bonus target for the Chief Executive Officer will increase to up to 50% of base salary and for the Chief Financial Officer and Chief Medical Officer the cash bonus target will increase to up to 40% of base salary. For the other senior officers the cash bonus target will increase to up to 30% of base salary.

Performance Graph

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2012 to December 31, 2017 (assuming a $100 investment was made on December 31, 2012) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses and Options and Share Awards based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

	Dec 31, 2013	Dec 31, 2014	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017
Oncolytics Biotech Inc.	$100.00	$38.55	$23.19	$15.96	$42.77
S&P/TSX Capped Health Care Index	$100.00	$119.01	$146.43	$81.37	$112.04

Compensation Governance

The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.

Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs, other than the Stock Option Plan (as defined herein) and the Share Award Plan (as defined herein). Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.

Compensation Advisors and Executive Compensation-Related Fees

The Compensation Committee, from time to time, engages specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers, however, no such consultant was retained in 2017.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2017, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the “Named Executive Officers”) of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based Awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)
Dr. Matthew C. Coffey(3)	2017	430,000	N/A	61,964	172,000	N/A	N/A	62,235	726,199
President and Chief Executive	2016	406,714	125,400	-	101,678	N/A	N/A	59,674	693,466
Officer	2015	380,107	N/A	173,307	79,822	N/A	N/A	57,039	690,275

Kirk J. Look	2017	345,000	N/A	46,473	120,750	N/A	N/A	55,223	567,446
Chief Financial Officer	2016	325,584	79,800	-	81,396	N/A	N/A	52,981	539,761
	2015	319,200	N/A	109,556	67,032	N/A	N/A	52,014	547,802

Dr. Andres A. Gutierrez(4)	2017	376,350	N/A	N/A	131,723	N/A	N/A	35,482	543,555
Chief Medical Officer	2016	68,684	78,000	23,285	-	N/A	N/A	6,354	176,323
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Andrew de Guttadauro(4)(5)	2017	144,267	31,200	38,487	72,134	N/A	N/A	13,815	299,903
President, Oncolytics	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Biotech (U.S.) Inc.	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The value of share and option-based awards are based on the grant date assumptions as disclosed in note 8 “Share Based Payments” in our 2017 audited consolidated financial statements.
(2)	The dollar amounts set forth under this column are related to contributions to the officers’ respective retirement savings plan and amounts provided for health care benefits by the Corporation.
(3)	None of the compensation paid to Dr. Coffey related to his role as a director of the Corporation.
(4)	US Employees are paid salaries, bonuses and other compensation in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2545, $1.3427 and $1.3840 for the years 2017, 2016 and 2015, respectively.
(5)	Mr. de Guttadauro was appointed as President of Oncolytics Biotech (U.S.) Inc., a wholly-owned subsidiary of the Corporation, on June 29, 2017.

Employment Agreements

The Corporation has entered into employment agreements with each of the Named Executive Officers (the “Employment Agreements”, each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Coffey is entitled to an annual salary of $475,000 for the calendar year 2018, Mr. Look is entitled to an annual salary of $365,000 for the calendar year 2018, Dr. Gutierrez is entitled to a salary of US$330,000 for the calendar year 2018 and Mr. de Guttadauro is entitled to an annual salary of US$253,000 for the calendar year 2018. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Matthew C. Coffey	30,000	3.06	Dec 8, 2019	Nil	330,000	234,300	Nil
	115,000	6.72	Dec 14, 2020	Nil
	18,000	4.31	July 27, 2021	Nil
	125,000	3.89	Dec 14, 2021	Nil
	125,000	4.21	Dec 17, 2022	Nil
	240,000	1.74	Dec 11, 2023	Nil
	734,000	0.42	Dec 1, 2025	212,860
	400,000	0.28	Jan 16, 2027	172,000

Kirk J. Look	10,000	3.06	Dec 8, 2019	Nil	210,000	149,100	Nil
	25,000	6.72	Dec 14, 2020	Nil
	35,000	3.89	Dec 14, 2021	Nil
	200,000	2.00	Nov 13, 2022	Nil
	40,000	4.21	Dec 17, 2022	Nil
	160,000	1.74	Dec 11, 2023	Nil
	464,000	0.42	Dec 1, 2025	134,560
	300,000	0.28	Jan 16, 2027	129,000

Dr. Andres Gutierrez	150,000	0.26	Nov 10, 2026	67,500	300,000	213,000	Nil

Andrew de Guttadauro	125,000	0.52	July 3, 2027	23,750	60,000	42,600	Nil

Notes:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the Options on the Toronto Stock Exchange (“TSX”) on December 29, 2017 ($0.71), and the exercise price of the Options.
(2)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 29, 2017 ($0.71).

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2017.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Matthew C. Coffey	130,875	Nil	N/A
Kirk J. Look	92.750	Nil	N/A
Dr. Andres Gutierrez	18,000	Nil	N/A
Andrew de Guttadauro	Nil	Nil	N/A

DIRECTOR COMPENSATION

Director Compensation Table

The following table details the compensation received by each director of the Corporation in 2017 who is not a salaried employee of the Corporation.

Name	Fees Earned ($)(1)	Share-Based Awards ($)(2)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown(3)	17,249	25,278	14,666	Nil	N/A	Nil	57,193
Angela Holtham	53,003	82,275	Nil	Nil	N/A	Nil	135,278
Mark Lievonen	75,270	53,278	Nil	Nil	N/A	Nil	128,548
Wayne Pisano	75,270	92,770	Nil	Nil	N/A	Nil	168,040
William Rice	75,270	53,278	Nil	Nil	N/A	Nil	128,548
Bernd Seizinger	30,108	99,164	Nil	Nil	N/A	Nil	129,272

Notes:

(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2545.
(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 8 “Share Based Payments” in our 2017 audited consolidated financial statements.
(3)	Ms. Brown was appointed as a director on November 2, 2017.

The Board has approved the following compensation structure for the independent directors.

Annual Retainer

Each director receives a base retainer of US$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:

Additional Retainers (USD):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Comm.ittee chair	$10,000
Science & Technology co-chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance or Compensation Committee	$5,000

Directors, annually, may opt to take up to 100% of their respective annual retainer in RSAs.

In addition to the combined retainer, the Corporation will grant annually to each director $20,000 of RSAs that will vest over a three year period. The annual RSA grant will be granted on or about October 1 of each year.

The Corporation also grants to directors, from time to time, Options (as defined herein) in accordance with the Stock Option Plan (as defined herein) and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. During the year ended December 31, 2017, total compensation of $746,879 was paid to the independent directors which consisted of fee payments of $326,170, share-base awards of $406,043 and option-based awards of $14,666.

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Deborah Brown	50,000	0.57	Nov 7, 2027	7,000	37,729	26,788	Nil
Angela Holtham(3)	50,000	1.46	June 18, 2024	Nil	313,498	222,584	Nil

Mark Lievonen	17,500	3.06	Dec 8, 2019	Nil	267,315	189,794	Nil
	30,000	6.72	Dec 14, 2020	Nil
	35,000	3.89	Dec 14, 2021	Nil
	35,000	4.21	Dec 17, 2022	Nil
	35,000	1.74	Dec 11, 2023	Nil

Wayne Pisano(4)	50,000	2.89	May 9, 2023	Nil	438,311	311,201	Nil
	30,000	1.74	Dec 11, 2023	Nil

William Rice	50,000	0.80	June 8, 2025	Nil	267,315	189,794	Nil

Bernd Seizinger(5)	50,000	0.80	June 8, 2025	Nil	384,899	273,278	Nil

Notes:

(1)	These amounts are calculated based on the difference between the closing price of the Common Shares on the TSX on December 29, 2017 ($0.71), and the exercise price of the options.
(2)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 29, 2017 ($0.71).
(3)	Ms. Holtham elected to receive US$22,750 of her annual retainer in RSAs.
(4)	Mr. Pisano elected to receive US$20,000 of his annual retainer in RSAs.
(5)	Dr. Seizinger elected to receive US$36,000 of his annual retainer in RSAs.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2017.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Deborah Brown	Nil	Nil	N/A
Angela Holtham	Nil	Nil	N/A
Mark Lievonen	Nil	Nil	N/A
Wayne Pisano	Nil	Nil	N/A
William Rice	Nil	Nil	N/A
Bernd Seizinger	Nil	Nil	N/A

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The following is a summary of the Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective as of May 4, 2017.

The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Corporation (including the Share Award Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 27, 2018,9,065,567 Common Shares, being approximately 6.37% of the outstanding Common Shares, are issuable pursuant to outstanding stock options (“Options”) granted under the Stock Option Plan. As 2,709,067 Share Awards, representing approximately 1.90% of the outstanding Common Shares as of March 27, 2018 have been granted under the Share Award Plan, an aggregate of 2,457,888 Common Shares, being approximately 1.73% of the outstanding Common Shares are available for future grants of Options and Share Awards under the Stock Option Plan and Share Award Plan as of March 27, 2018.

Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.

Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

If any Option shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Common Shares to which such Option relates shall be available for the purposes of the granting of Options under the Stock Option Plan.

The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security based compensation arrangement of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:

(i)	a number of Common Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Common Shares at any time;

(ii)	the issuance within a one year period to insiders, of a number of Common Shares exceeding ten percent (10%) of the number of outstanding Common Shares; or

(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding five percent (5%) of the number of outstanding Common Shares.

The value of Option grants to each non-employee director shall not exceed $150,000 annually for any individual non-employee director (other than initial Option grants to new directors).

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.

Subject to any written agreement between the Corporation and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.

Subject to any written agreement between the Corporation and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.

In the event of a change of control of the Corporation (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.

Subject to any required approval of the TSX and any other stock exchange on which the Common Shares are then listed, the Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of any participant or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant). Such changes may include, without limitation:

(i)	amending, modifying or terminating the Stock Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;

(ii)	making any amendment of a “housekeeping nature”;

(iii)	changing the provisions relating to the manner of exercise of Options;

(iv)	accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

(v)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and

(vi)	making any addition to, deletion from or alteration of the provisions of the Stock Option Plan or any Option that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Stock Option Plan.

Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:

(i)	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	extends eligibility to participate in the Stock Option Plan to persons other than Eligible Persons;

(iii)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(iv)	permits awards other than Options to be made under the Stock Option Plan;

(v)	extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period;

(vi)	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(vii)	changes the insider participation limitation at any time under the Stock Option Plan; or

(viii)	amends the amending provision of the Stock Option Plan.

The Corporation’s annual burn rate under the Stock Option Plan was 0.83% for the year ending December 31, 2017, 0.73% for the year ending December 31, 2016 and 2.91% for the year ending December 31, 2015. For this purpose, the burn rate is calculated by dividing the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Options granted and the total number of Common Shares issued and outstanding.

Share Award Plan

The following is a summary of the Corporation’s Amended and Restated Incentive Share Award Plan (the “Share Award Plan”) dated effective as of May 4, 2017.

The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue Performance Share Awards (“PSAs”) to eligible employees, including officers, and Restricted Share Awards (“RSAs” and, together with PSAs, “Share Awards”) to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 27, 2018, 900,000 PSAs and 1,809,067 RSAs, representing approximately 0.63% and 1.27%, respectively, of the outstanding Common Shares as of March 27, 2018 have been granted under the Share Award Plan. As 9,065,567 Common Shares, being approximately 6.37% of the outstanding Common Shares, are issuable pursuant to outstanding Options, an aggregate of 2,457,888 Common Shares, being approximately 1.73% of the outstanding Common Shares are available for future grants of Options and Share Awards under the Stock Option Plan and the Share Award Plan as of March 27, 2018.

Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.

The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

The maximum number of Common Shares that may be reserved for issuance to non-employee directors pursuant to RSAs under the Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee director under any other security based compensation arrangement, and the total annual grant of RSAs to any one non-employee director cannot exceed a grant value of $150,000 (less the amount awarded to such non-employee director).

The Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of the such blackout period.

Unless otherwise determined by the Board in its sole discretion, upon a Change of Control (as such term is defined in the Share Award Plan), all unvested Share Awards shall become automatically vested (in the case of PSAs, with a deemed Vesting Percentage of 100). Common Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with the Share Award Plan.

Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award agreement pertaining to a particular Share Award or any written employment or other agreement governing a participant’s role as an Eligible Person if a participant ceases to be an Eligible Person as a result of the termination of such participant for cause or if a participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the participant, all outstanding Share Awards Agreements under which Share Awards have been granted to such participant shall be terminated. Upon the death, permanent disability or retirement of a participant (other than the early retirement of an eligible employees), all outstanding Share Awards shall immediately vest. If a participant ceases to be an Eligible Person other than in the circumstances provided above, all Share Awards awarded to such participant under any outstanding Share Awards shall fully vest effective as of the date of cessation of employment (the “Cessation Date”), unless otherwise determined by the Board, and the participant shall be entitled to receive the number of Common Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the date of grant thereof to the Cessation Date; and (B) the denominator of which is the total number of days during which such Share Award were scheduled to vest upon grant. In such circumstances, the Vesting Percentage in respect of PSAs shall be determined as of the Cessation Date.

The Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation:

(i)	amending, modifying or terminating the Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;

(ii)	making any amendment of a "housekeeping nature"; and

(iii)	making any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.

Notwithstanding the foregoing, the Share Award Plan or a Share Award may not be amended without shareholder approval to:

(i)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;

(ii)	change the insider participation limit under the Share Award Plan;

(iii)	expand the categories of individuals who are “eligible employees” who are eligible to participate in the Share Award Plan;

(iv)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Plan;

(v)	permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(vi)	change the amendment provisions of the Share Award Plan.

In addition, no amendment to the Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of an Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the Share Award Plan.

The Corporation’s annual burn rate under the Share Award Plan was 0.83% for the year ending December 31, 2017, 1.67% for the year ending December 31, 2016 and 0.33% for the year ending December 31, 2015. For this purpose, the burn rate is calculated by dividing the total number of Share Awards granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Share Awards granted and the total number of Common Shares issued and outstanding.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation currently has two share based compensation plans: the Stock Option Plan and the Share Award Plan.

As at December 31, 2017, the only outstanding Options, warrants and rights granted under an equity compensation plan were Options granted under the Stock Option Plan and Share Awards granted under the Share Award Plan. The Common Shares available for issuance under such plans as at December 31, 2017 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options and Share Awards	Weighted-average exercise price of outstanding Options(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	8,857,734	$1.39	5,374,788
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,857,734	$1.39	5,374,788

Note:

(1)	Relates to outstanding Options only.

See “Equity Compensation Plan Information – Stock Option Plan” and “Equity Compensation Plan Information – Share Award Incentive Plan” for particulars of the outstanding Options and Share Awards as at March 27, 2018.

TERMINATION AND CHANGE OF CONTROL BENEFITS

If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Dr. Coffey, Mr. Look and Dr. Gutierrez shall be entitled to 12 months’ pay in lieu of notice and Mr. de Guttadauro shall be entitled to 6 months’ pay in lieu of notice. If the Employment Agreements are terminated by the Corporation other than for cause, then all unexercised and unvested Options then held by each are governed by the terms of the Stock Option Plan and all unvested Share Awards held by each are governed by the terms of the Share Award Plan. Furthermore, if there is a change of control of the Corporation and Dr. Coffey, Mr. Look, Dr. Gutierrez or Mr. de Guttadauro, are terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months’ pay in lieu of notice. Termination pay as discussed in this paragraph includes payment in lieu of benefits that otherwise would have been earned during the applicable term.

The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2017 without cause or due to a change of control of the Corporation.

Name	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)
Dr. Matthew C. Coffey	541,168	1,082,335
Kirk J. Look, CA	422,093	844,185
Dr. Andres Gutierrez(3)	349,619	699,238
Andrew de Guttadauro(3)	131,727	526,908

Notes:

(1)	As at December 31, 2017, all Options granted to the Named Executive Officers had fully vested, except for the options granted on December 1, 2015, November 10, 2016 and July 3, 2017. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.
(2)	On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such officer is terminated.
(3)	US Employees are paid in US dollars and are presented in US dollars.

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers and employees.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

Composition of the Board

As at December 31, 2017, the Corporation had seven (7) Board members. A majority of the directors of the Corporation are independent. The six (6) independent directors of the Corporation were Deborah Brown, Angela Holtham, Mark Lievonen, Wayne Pisano, William Rice and Bernd Seizinger.

The one director of the Corporation who is not independent is Dr. Matthew C. Coffey, the President and Chief Executive Officer of the Corporation.

The directors of the Corporation who are also directors of other reporting issuers are as follows:

Director	Other Reporting Issuers
Angela Holtham	Jamieson Wellness Inc.
Mark Lievonen	Acerus Pharmaceuticals Corporation; Quest Pharma Tech Inc.
Wayne Pisano	Immunovaccine Inc.
William Rice	Aptose Biosciences Inc.

Mr. Wayne Pisano, the Chair, is an independent director. The principal responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the President and Chief Executive Officer, or personal liability matters.

Board Mandate

The text of the Board’s written mandate is attached as Schedule “A” to this Circular.

Attendance at Meetings

The following is a summary of attendance of the directors at meetings of the Board and its committees since January 1, 2017.

Director	Board	Audit Committee	Governance Committee	Compensation Committee	Science & Technology Committee
Wayne Pisano(1)	7 of 7	4 of 4	3 of 3	3 of 3	4 of 4
Dr. Matt Coffey	7 of 7	N/A	N/A	N/A	N/A
Mark Lievonen	7 of 7	4 of 4	3 of 3	N/A	N/A
Angela Holtham	7 of 7	4 of 4	N/A	3 of 3	N/A
William Rice	7 of 7	N/A	3 of 3	N/A	4 of 4
Bernd Seizinger	7 of 7	N/A	N/A	2 of 3	4 of 4
Deborah Brown(2)	2 of 3	N/A	N/A	2 of 2	N/A

Notes:

(1)	As Chair of the Board, Mr. Pisano is an ex-officio member of the Governance and Science and Technology Committees, is a member of the Audit Committee and is Chair of the Compensation Committee.
(2)	Ms. Brown was appointed as a director and a member of each of the Audit Committee and Compensation Committee on November 2, 2017.

While the independent Board members do not regularly schedule meetings at which neither non-independent directors or members of management are present, such independent directors hold in camera sessions at each regularly scheduled Board meeting and the Board otherwise ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board’s mandate. The Board may determine that it is appropriate to hold in camera sessions excluding directors with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself or herself from considering and voting with respect to the matter under consideration.

Position Descriptions

The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer which delineates the role and responsibilities of this position.

Orientation and Continuing Education

The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

Ethical Business Conduct

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code is available on the Corporation’s website www.oncolyticsbiotech.com. The Board satisfies itself regarding compliance with the code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries of management.

The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

Nomination of Board Members

The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.

The Governance Committee is comprised entirely of independent directors. The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection is then presented to the Shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

Determination of Compensation of Directors and Officers

The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program, including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.

Further information regarding the activities of the Compensation Committee is provided above under the heading “Compensation Discussion and Analysis”.

Other Board Committees

The Board has established four committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee, Governance Committee and Science & Technology Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation’s website under “Investor Center/Corporate Governance” at www.oncolyticsbiotech.com/investor-centre/corporate-governance.

Assessments of Directors and the Board

Through its Governance Committee, the Board assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the Shareholders at the next annual meeting.

Director Term Limits

The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.

Under the Corporation’s director term limit policy, Mr. Lievonen’s term is scheduled to expire at the Meeting, however, the Board has determined to exercise its discretion to extend Mr. Lievonen’s term as a director for an additional year as, in the circumstances, it has determined that it is the best interests of the Corporation and its shareholders to do so.

Policies Regarding the Representation of Women on the Board

While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy regarding the number or percentage of female members that it wishes to include on the Board. The Board does not believe it is in the Corporation’s interests to implement a written board diversity policy at this time. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.

When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. Rather than considering the level of representation of women in executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role.

Additionally, while the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.

As of the date hereof, there are two women directors on the Board, representing 28.6% of the seven directors on the Board and 33.3% of the six independent directors on the Board.

Director Shareholding Requirements

The Board recognizes that share ownership by members of the Board is a key element of strong corporate governance. The Board has adopted a director shareholding requirement policy that each independent director will have purchased common shares on the open market, or hold RSAs, equal to one times the director’s base annual retainer. The value of each director’s shareholdings will be based on the purchase price of the common shares and the grant date value of any RSAs and will be reported to the Board at each regular meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

SCHEDULE A
MANDATE OF THE BOARD OF DIRECTORS